SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                              (Amendment No. 2)(1)

                     CELLULAR TECHNICAL SERVICES, CO., INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    151167103
                                 (CUSIP Number)

                                    Copy to:

Harvey Sandler                            Morrison Cohen Singer & Weinstein, LLP
1555 North Park Drive                     750 Lexington Avenue
Suite 101                                 New York, New York 10022
Weston, Florida 33326                     Telephone (212) 735-8600
Telephone (954) 389-7100


                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 27, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 151167103                    13D


________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Harvey Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     PF, WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         40,253 shares                                          1.8%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    2,000 shares                                            .1%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         40,253 shares                                          1.8%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    2,000 shares                                            .1%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     42,253 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     1.9%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP No. 151167103                    13D


________________________________________________________________________________
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Phyllis Sandler

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds*

     PF, WC

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     United States

________________________________________________________________________________
               7    Sole Voting Power

  Number of         2,000 shares                                            .1%

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    40,253 shares                                          1.8%
  Owned By
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         2,000 shares                                            .1%

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    40,253 shares                                          1.8%

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     42,253 shares

________________________________________________________________________________
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*

                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     1.8%

________________________________________________________________________________
14   Type of Reporting Person*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

     This statement,  dated April 27, 1999,  constitutes  Amendment No. 2 to the
Schedule 13D, dated March 27, 1997, regarding the reporting persons ownership of certain securities of Cellular Technical Services, Co., Inc. (the "Issuer").

     This Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

     The information contained herein reflects a one-for-ten reverse stock split effected as of January 5, 1999.


ITEM 3. Source and Amounts of Funds or Other Consideration

     The  individual  reporting  person  obtained  funds for the purchase of the
securities  from  the  working  capital  of  the  reporting   person's  personal
investment account.

     The amount of funds used in acquiring the additional securities are set forth below:

     Name                                      Amount of Consideration
     ----                                      -----------------------
     Harvey Sandler                                     $138,316
     Harvey Sandler, IRA Rollover Account               $793,061

ITEM 4. Purpose of Transaction.

     The reporting persons acquired their securities for the purposes of investment.

     Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein.


ITEM 5. Interests in Securities of the Issuer.

     (a) The following list sets forth the aggregate number and percentage (based on 2,281,509 shares of Common Stock outstanding as reported by the Issuer in its Form 10-K for the year ended December 31, 1998, as of March 15, 1999) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of April 27, 1999:


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

                                 Shares of           Percentage of Shares
                               Common Stock             of Common Stock
Name                        Beneficially Owned        Beneficially Owned
----                        ------------------        ------------------
Harvey Sandler                  42,253(2),(3)                 1.9%
Phyllis Sandler                 42,253(2),(3)                 1.9%

     (b) Harvey Sandler has sole power to vote and to dispose of 40,253 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock. By virtue of being the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 2,000 shares of Common Stock, representing approximately .1% of the outstanding Common Stock.

     Phyllis Sandler has sole power to vote and to dispose of 2,000 shares of Common Stock, representing approximately .1% of the outstanding Common Stock
(including 100 shares held in the Phyllis Sandler IRA Account). By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 40,253 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock.

     (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from February 25, 1999 through April 27, 1999, inclusive:

                       Purchase or         Number of Shares       Purchase or
Name of Shareholder      Sale Date      Purchased or (Sold)        Sale Price
-------------------      ---------      -------------------        ----------
Harvey Sandler             4/27/99                 (16,700)           $9.0000
                           4/27/99                  (4,800)            8.4375
                           4/27/99                  (5,000)            8.3750
                           4/27/99                  (7,150)            8.8750
                           4/27/99                  (3,000)            8.1250
                           4/27/99                  (2,500)           11.0000
                           4/27/99                  (2,400)            9.0625
                           4/27/99                  (2,900)           10.9375
                           4/27/99                  (3,600)            8.2500
                           4/27/99                  (1,800)            8.1875
                           4/27/99                    (800)            9.1250
                           4/27/99                    (700)            8.1250
                           4/27/99                    (400)           11.1250
                           4/27/99                    (100)           11.2500
                           4/27/99                    (100)           10.8125
                           4/27/99                    (100)           10.7500
                           4/27/99                    (100)            9.1875

----------

     (2)  Includes  100  shares  of  Common  Stock  held in Mrs.  Sandler's  IRA
          Account.

     (3)  The  reporting   person  disclaims   beneficial   ownership  of  these
          securities, except to the extent of his/her equity interest therein.


                                   - 5 of 7 -

                       Purchase or         Number of Shares       Purchase or
Name of Shareholder      Sale Date      Purchased or (Sold)        Sale Price
-------------------      ---------      -------------------        ----------
Harvey Sandler
 IRA Rollover Account      4/27/99                  (1,600)          $11.1250
                           4/27/99                  (1,500)           11.0625
                           4/27/99                  (9,225)           11.0000
                           4/27/99                    (100)           11.3750
                           4/27/99                    (600)           11.1875
                           4/27/99                  (1,800)           10.8750
                           4/27/99                  (1,300)           10.8125
                           4/27/99                  (1,000)           10.7500
                           4/27/99                    (500)           11.2500

Phyllis Sandler            4/27/99                  (1,200)          $10.5625


     The transactions were effected in the over-the-counter market.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e) Effective April 27, 1999, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.


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

                                    Signature

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Dated: October 30, 2000

                                                  /s/ Harvey Sandler
                                                  ---------------------------
                                                  Harvey Sandler


                                                  /s/ Phyllis Sandler
                                                  ---------------------------
                                                  Phyllis Sandler



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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